EXHIBIT (12)

Computation of Ratios of Earnings to Fixed Charges and
Earnings  to  Combined  Fixed  Charges and  Preferred  Stock  Dividend
Requirements


                                              Year ended December 31,
                                1996         1995        1994        1993        1992
Income before provision
for income taxes
 and fixed charges (Note A)  $49,713,981 $45,769,091 $44,293,156 $37,149,166 $38,458,969
Fixed charges:
 Interest on first mortgage
 bonds                       $14,014,643 $14,026,176 $12,190,405 $12,382,695 $12,334,718
 Amortization of debt
discount and
  expense less premium           866,921     832,488     766,238     524,649     284,957
 Interest on short-term          678,890     502,723     710,910     294,558     272,909
debt
 Other interest                  276,880     280,497     239,916     215,708     187,030
 Rental expense
representative of an
  interest factor (Note B)       127,440     119,380     118,587     165,571     123,932
   Total fixed charges       $15,964,774 $15,761,264 $14,026,056 $13,583,181 $13,203,546

Preferred stock dividend
requirements:
 Preferred stock dividend
requirements
  not deductible for tax      $2,338,304  $2,338,304  $1,484,992    $304,760    $312,260
purposes
 Ratio of income before
provision for
  income taxes to net             1.531        1.516       1.538       1.479       1.494
income
 Nondeductible dividend       3,579,943    3,544,869   2,283,918     450,740     466,516
requirements
 Deductible dividends            78,036       78,036      78,036      80,330      80,330
Total preferred stock
 dividend requirements       $3,657,979   $3,622,905  $2,361,954    $531,070    $546,846
Total combined fixed
charges and
 preferred stock dividend   $19,622,753  $19,384,169 $16,388,010 $14,114,251 $13,750,392
requirements

Ratio of earnings to fixed        3.11         2.90        3.16         2.73        2.91
charges

Ratio of earnings to
combined fixed charges
 and preferred stock              2.53         2.36        2.70         2.63        2.80
dividend requirements

<footnote>
NOTE A: For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes and by the sum of fixed charges as shown above.

NOTE B: One-third of rental expense (which approximates the interest factor).